Exhibit 99.1

Compugen Announces First Patient Dosed in Phase 1 Clinical Trial to
 Evaluate COM503 as Monotherapy and in Combination with
Zimberelimab in Advanced Solid Tumors

•	New approach to harness cytokine biology to treat cancer patients advances to the clinic
•	First patient dosed with potential first-in-class anti-IL-18 binding protein antibody, COM503, licensed to Gilead Sciences, Inc.
•	Phase 1 dose escalation and dose expansion trial to assess the safety and tolerability of COM503 as monotherapy and in combination for patients with advanced solid tumors
•	Compugen responsible for running the Phase 1 trial

HOLON, ISRAEL – January 8, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced that the first patient was dosed in a Phase 1 clinical trial with COM503, a potential first-in-class antibody against IL-18 binding protein licensed by Compugen to Gilead. Compugen is responsible for running the Phase 1 trial.

This Phase 1 multi-center dose escalation and dose expansion trial will evaluate the safety, tolerability, and pharmacokinetics of COM503 as monotherapy and in combination with Gilead’s anti-PD1, zimberelimab in patients with advanced solid tumors. The trial was initiated in the fourth quarter of 2024 as planned.

“We are delighted to advance COM503, our antibody that provides a new and potentially differentiated approach to harness cytokine biology for cancer therapeutics, quickly into the clinic,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “Compugen’s discovery engine UnigenTM, identified that the tumors of patients with cancer express high levels of IL-18.  However, the anti-tumor activity of  IL-18 is blocked by an endogenous IL-18-binding protein, rendering it ineffective in fighting cancer. By blocking this endogenous IL-18 binding protein, COM503 presents a unique opportunity to release naturally occurring IL-18 locally within the tumors, where it can potentiate anti-tumor immune responses, thereby potentially overcoming the limitations of systemically administered cytokines.”

Manish Sharma, M.D., Co-Director of Clinical Research, at the START Center for Cancer Research-Midwest (START Midwest) in Grand Rapids, Michigan, added, “Having COM503 as an additional novel investigational treatment option with a unique mechanism of action to offer our cancer patients is exciting. We, at START Midwest, were delighted to be the first to dose a patient with COM503 and look forward to swiftly enrolling additional patients in this first dose escalation part of the trial with a focus on evaluating the safety and pharmacokinetics of COM503 monotherapy.”

About the COM503 Phase 1 trial:
The primary objectives of this trial are to assess the safety and tolerability of COM503 as a monotherapy and in combination with zimberelimab in patients with advanced solid tumors and to identify the maximum tolerated dose /maximum administered dose and/or the recommended dose of COM503 as monotherapy and in combination with zimberelimab. For more information about the Phase 1 clinical trial, visit clinicaltrials.gov, NCT06759649.

About the Compugen-Gilead license agreement
In December 2023, Compugen and Gilead entered into a license agreement, pursuant to which Gilead was granted exclusive rights to develop and commercialize anti-IL-18 binding protein antibodies, including the COM503 drug candidate. Compugen managed the preclinical development of COM503 and is responsible for the Phase 1 trial evaluating the safety and tolerability of COM503. Thereafter, Gilead will have sole right to develop and commercialize COM503. Gilead paid Compugen $60 million as upfront payment and $30 million as COM503 IND clearance milestone. Compugen is eligible to receive up to an additional $758 million in future development, regulatory and commercial milestone payments, with a total deal value of up to $848 million. Compugen is also eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Compugen Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statement regarding our belief that by blocking IL-18 binding protein, COM503 presents a unique opportunity to release naturally occurring IL-18 locally within the tumors, where it can potentiate anti-tumor immune responses, thereby potentially overcoming the limitations of systemically administered cytokines. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Gaza; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
VP, Head of Investor Relations, and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071